UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Blockbuster Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

093679108

(CUSIP Number)

Mark J. Wattles
321 W. 84th Avenue, Suite A
Thornton, CO 80260
303-801-4003

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 18 , 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class A Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,841,937

8. Shared Voting Power —

9. Sole Dispositive Power 4,841,937

10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,841,937

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 093679108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HKW Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Class A Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8. Shared Voting Power —

9. Sole Dispositive Power 0

10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the statements on Schedule 13D filed on March 16, 2009 by the Reporting Person identified in Item 2.  The Reporting Person beneficially owns shares of the Class B Common Stock as well as the 9.0% senior notes of Blockbuster Inc., a Delaware corporation (the “Issuer”), this Amendment relates only to the Class A shares of Common Stock of the Issuer.  The address of the principal executive office of the Issuer is 1201 Elm Street, Dallas, Texas 75270.

Item 2.	Identity and Background.

(a)           This Amendment is being filed by Mark J. Wattles (the “Reporting Person”), an individual who beneficially owns the Class A Common Stock through Wattles Capital Management, LLC, a Delaware limited liability company (“WCM”) and HKW Trust, a trust organized under the laws of the State of Nevada (the “Trust”).  Mr. Wattles is the sole member and manager of WCM and owns 100% of its membership interests.  Mr. Wattles is the settlor and sole trustee of the Trust and exercises sole discretion over the Trust pursuant to the terms and conditions set forth in the Trust instrument.

(b)          The business address of Mr. Wattles and WCM is 321 W. 84th Avenue, Suite A, Thornton, CO 80260, 303-801-4003.  The business address of the Trust is 7945 W. Sahara Ave., Suite 205, Las Vegas, NV 89117.

(c)          Mr. Wattles’ principal occupation is serving as President of WCM, which is primarily engaged in investing in public and private companies in the consumer products and retail sectors.  WCM indirectly owns a majority interest in Ultimate Acquisition Partners, LP, a Delaware limited partnership (“UAP”), which owns and operates consumer electronics retail stores under the name Ultimate Electronics.  Mr. Wattles also serves as Chairman of UAP.  Prior to forming WCM, Mr. Wattles founded Hollywood Entertainment Corporation (“Hollywood”), the second largest video rental and retail chain (after Blockbuster Inc.) and the second largest video game specialty retailer (after Game Stop Corp.), where he was Chairman and Chief Executive Officer for more than 17 years before Hollywood was sold for $1.25 billion to Movie Gallery, Inc. in April 2005.  The Trust acquires, holds, manages and disposes of assets for the benefit of a member of Mr. Wattles’ family and The Wattles Family Foundation.

(d)           During the last five years, neither Mr. Wattles (individually or as trustee of the Trust) nor WCM has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Mr. Wattles (individually or as trustee of the Trust) nor WCM has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him or it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Wattles is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

No material amendment.

Item 4.	Purpose of Transaction.

No material amendment.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     As of August 24, 2009, WCM owned 4,841,937 Class A shares of Common Stock, representing 4.0% of the Issuer’s outstanding shares of Class A Common Stock.  The percentage of beneficial ownership of the Reporting Person as reported in this Schedule 13D was calculated by dividing (i) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as of August 24, 2009 as set forth in this Schedule 13D, by (ii) the 122,099,933 shares of Class A Common Stock issued and outstanding as of August 7, 2009, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended July 5, 2009.

(c)           During the last 60 days, the Reporting Person has not bought, sold or otherwise received Class A shares of Common Stock except in the transactions described in Schedule I attached hereto, which is incorporated herein by reference.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Class A shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 24 , 2009	/s/ MARK J. WATTLES
Mark J. Wattles

SCHEDULE I

All of the following transactions were purchases or sales of Class A Common Stock effected in the open market.

As of August 24, 2009, WCM owned 4,841,937 shares of Class A Common Stock.  No transactions were effected by WCM during the sixty days preceding August 24, 2009.

As of August 24, 2009, the Trust owned 0 shares of Class A Common Stock.  The following transactions were effected by the Trust during the sixty days preceding August 24, 2009:

HKW TRANSACTIONS
Date	Number of Shares Sold	Price Per Share
Sales :
8/14/2009	936,026	0.7310
8/18/2009	400,000	0.7216
8/19/2009	300,000	0.7270
8/20/2009	363,974	0.7240